SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated July 30, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No ☒ Yes ☐

BARAN GROUP LTD.
Form 6-K

As part of a compromise agreement, which will be submitted to court, as specified hereunder, a consortium, which is composed of the Company (50%) and Ionics Inc.(50%), will be announced by Mekorot The Water Company Ltd. (the Israeli National Water Company), as an exclusive winner of a tender to the construction of a water desalination facility in Ashdod, Israel.

Due to the fact, the issue of the tender’s winner has been heavily litigated in court, the winning of the Company and Ionics Inc. is agreeable on all parties involved and will be submitted to court for final approval.

Baran Group Ltd, (hereinafter the “Company”)

1.	As part of a compromise agreement, which will be submitted to court, as specified hereunder, a consortium, which is composed of the Company (50%) and Ionics Inc. (50%), will be announced by Mekorot The Water Company Ltd. (the Israeli National Water Company), as an exclusive winner of a tender to the construction of a water desalination facility in Ashdod, Israel (hereinafter- the “Project”).

2.	The Project will be erected on a “Turn Key” basis and its construction estimated cost is approximately 95 million dollars. The construction of the Project shall be completed within approximately two years.

3.	The issue of the tender’s winner has been heavily litigated in court. The winning of the Company and Ionics Inc. is agreeable on all parties involved and the executed compromise agreement will be submitted to court and is subject to its approval.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Meir Dor —————————————— Meir Dor Chairman of the Board

Date: July 30, 2003